AP 3-12-02

02019724

UNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47257

RECEIVED MAR 0 4 2002 143 WASH. D.C. PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich	Connecticut	06432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Madonia (203) 618-5807
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, Thomas Peterffy and Douglas Madonia affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Interactive Brokers LLC for the year ended December 31, 2001, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date 2/27/02

President
Title

Signature Date 2/27/02

Treasurer
Title

Notary Public

BRADFORD JACOBOWITZ
NOTARY PUBLIC, STATE OF CONNECTICUT
MY COMMISSION EXPIRES JUNE 30, 2003

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2002 143 WASH., D.C.

INDEPENDENT AUDITORS' REPORT

To the Managing Member and Members of
Interactive Brokers LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Interactive Brokers LLC (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Interactive Brokers LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 7, 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statement required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 25, 2002

Deloitte
Touche
Tohmatsu

INTERACTIVE BROKERS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CASH	$ 4,002,021
CASH AND SECURITIES - Segregated under federal and other regulations	202,943,531
U.S. TREASURY BILLS - pledged to clearing organizations	2,795,829
RECEIVABLE FROM CUSTOMERS	14,572,675
FEES RECEIVABLE - Net of $260,920 allowance for doubtful accounts	6,070,841
SECURITIES BORROWED	75,356,363
RECEIVABLES FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS	1,552,309
OTHER ASSETS	6,628,520
TOTAL ASSETS	$313,922,089
LIABILITIES AND MEMBERS' CAPITAL	
LIABILITIES:	
Accounts payable, accrued expenses and other liabilities	$ 6,357,524
Payables to customers	231,721,899
Due to affiliates	8,320,330
Total liabilities	246,399,753
MEMBERS' CAPITAL	67,522,336
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$313,922,089

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Interactive Brokers LLC (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of various securities and commodities exchanges and the National Association of Securities Dealers, Inc. The Company is also a member of the National Futures Association and a registered futures commission merchant. The Company executes securities transactions for customers and clears certain transactions through other clearing brokers. The Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and reserve requirements. The Company also carries customer commodity accounts and is subject to the segregation requirements pursuant to the Commodity Exchange Act.

The Company is 99.9% owned by Interactive Brokers Group LLC ("IBGLLC"). Effective February 15, 2001, The Timber Hill Group LLC changed its name to Interactive Brokers Group LLC. In addition to the Company, IBGLLC is comprised of the following companies: Timber Hill LLC ("THLLC"), Timber Hill Deutschland GmbH i.L. ("THD"), Timber Hill Europe AG ("THE"), Timber Hill Hong Kong Limited ("THHK"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC") and Interactive Brokers Canada ("IBC"). THE is the parent company of Timber Hill (U.K.) Limited ("THUK").

The Company files as a partnership for Federal and state income tax purposes. Each Company member is individually responsible for reporting income or loss to the extent required by Federal income tax regulations, based upon their respective share of the Company's income and expenses. Accordingly, the accompanying Statement of Financial Condition include no amounts related to Federal and state income taxes.

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practices.

U.S. Treasury bills are carried at amortized cost, which approximates market value. In the normal course of business such securities are pledged with the Company's clearing organizations.

Customer transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Statement of Financial Condition.

Equipment and facilities are included in other assets and primarily consist of technology hardware, software and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

Securities purchased under agreement to resell are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest and are included in cash and securities segregated under federal and other regulations. The Company's policy is to obtain possession of collateral, with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned when appropriate, as required through contractual provisions.

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other securities with the counterparty. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Receivables from brokers, dealers and clearing organizations represent unsettled customer trading activity at December 31, 2001.

In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133*. SFAS No. 138 amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which establishes standards for accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. The adoption of SFAS No.133 and SFAS No. 138 did not have a significant impact on the financial position of the Company.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement of SFAS No. 125*. The Company adopted SFAS No. 140 in the fourth quarter of 2000 for recognition and reclassification of collateral and for disclosures relating to collateral, and in the second quarter of 2001 for transfers of financial assets and extinguishments of liabilities. The adoption of this statement did not have a material impact on the Company's Statement of Financial Condition.

On the Statement of Financial Condition for the period ended December 31, 2001, any firm owned securities pledged to counter-parties where the counter-party has the right, by contract or custom, to sell or re-pledge the securities are classified as securities pledged as collateral as required by SFAS No. 140. There were no such securities pledged at December 31, 2001. Collateral received amounted to $151,314,974 of which $12,681,158 has been re-pledged.

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2001 as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include estimated useful lives of equipment, estimated fair value of financial instruments and estimated contingency reserves.

2. SEGREGATION OF FUNDS

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guaranty or secure the trades or contracts of customers

in regulated commodities. At December 31, 2001, segregated funds exceeded such requirements by $3,994,545.

At December 31, 2001, other assets aggregating $6,134,573 and cash and securities in the amount of $44,104,129 were segregated.

3. RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS

In accordance with the Securities Exchange Act of 1934, the Company is required to maintain a separate bank account for the exclusive benefit of customers. At December 31, 2001, the Company held cash and securities segregated for the benefit of customers of $152,731,821.

4. FAIR VALUE DISCLOSURES

Due to the nature of its operations, substantially all of the Company's financial instrument assets comprise: cash, cash and securities segregated for federal and other regulations or deposited with clearing organizations, securities purchased under agreements to resell, securities borrowed and receivables from brokers, dealers and clearing organizations and other assets, which are short-term in nature and are reflected at amounts approximating fair value. Similarly, all of the Company's financial instrument liabilities arise from customers, securities sold under agreements to repurchase and liabilities which are short-term in nature and are reported at amounts approximating fair value.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17) which require that the Company maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, as defined (The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits). At December 31, 2001, the Company had net capital of $55,663,918, which was $53,814,152 in excess of required net capital.

6. RELATED PARTY TRANSACTIONS

The Company is party to an agreement with IBGLLC whereby IBGLLC provides computer software development services on behalf of the Company. At December 31, 2001, the Company has a payable of $2,068,615 to IBGLLC, which includes an advance of $296,834 and is included in due to affiliates.

The Company is party to an agreement with THLLC whereby THLLC provides administrative and operational services on behalf of the Company. In addition, THLLC paid certain expenses and collected certain execution fees on behalf of the Company. At December 31, 2001, the Company has an administrative fee payable of $419,491 to THLLC. At December 31, 2001, the Company has a net payable to THLLC of $942,295, which is included in due to affiliates. Additionally, the Company paid brokerage fees to THLLC and has a brokerage payable at December 31, 2001 to THLLC of $3,512,701, which is included in due to affiliates and an advance receivable from THLLC of $185,718, which is included in other assets. The Company has also entered into a secured loan agreement with THLLC. At December 31, 2001, the Company had a secured loan payable of $500,000, collateralized by $574,260 in

equities securities. At December 31, 2001, the Company had a settlement payable to THLLC related to foreign currency trades of $10,327.

During 2001, the Company entered into securities borrowing transactions with THLLC. The Company has interest receivable of $161,663 at December 31, 2001 and has a securities borrowed balance with THLLC at December 31, 2001 of $75,356,363.

The Company has also entered into an agreement to execute security transactions for THLLC. At December 31, 2001, the Company has fees receivable from THLLC of $3,791,758, related to such activity, which are included in other assets.

THE provides execution services on securities exchanges in various European countries on behalf of the Company. The amount payable to THE for brokerage at December 31, 2001 is $20,124 and is included in due to affiliates.

Additionally, the Company has payables due to THE, THUK, THSHK, THA, THC and THHK in the amounts of $547,761, $9,337, $273,495, $20,515, $4,054 and $1,940 respectively, included in due to affiliates. These payables consist of certain general and administrative expenses paid by the respective affiliates on behalf of the Company. Also, IBGLLC, THE, THUK and THHK have advances from the Company of $654, $134,802, $5,039 and $30,586, respectively, which are included in other assets.

7. SUBSEQUENT EVENT

On January 15, 2002, the Company's managing member approved and paid a cash dividend to members of the Company totaling $2,641,539.

* * * * * *

INTERACTIVE BROKERS LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

NET CAPITAL:	
Total members' capital	$ 67,522,336
Deductions and/or charges:	
Aged fees receivable	5,055,654
Commodity futures contracts and spot commodities - proprietary capital charges	507,552
Other assets	6,168,709
Net capital before haircuts on securities positions	55,790,421
Haircuts on securities positions:	
Foreign currency	126,503
Total haircuts	126,503
NET CAPITAL	$ 55,663,918
MINIMUM DOLLAR NET CAPITAL REQUIRED	$ 1,849,766
CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$ 53,814,152

NOTE: There are no material differences between the computation of net capital presented above and that reported by the Company in its unaudited FOCUS Report as of December 31, 2001.

INTERACTIVE BROKERS LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4D (2) UNDER THE COMMODITY EXCHANGE ACT DECEMBER 31, 2001

SEGREGATION REQUIREMENTS:	
Net ledger balance in accounts of regulated commodity customers - cash	$37,043,227
Exchange traded options - market value of open option contracts granted (sold) on a contract market	(269,052)
Net equity	36,774,175
Amount required to be segregated	36,774,175
FUNDS IN SEGREGATED ACCOUNTS:	
Deposited in segregated funds bank accounts - cash	7,519
Deposited in segregated funds bank accounts - securities and cash	32,594,408
Margin on deposit with clearing members of contract markets	382,936
Margin on deposit with clearing memebers of contract markets - securities	5,740,685
Exchange traded options - value of open long option contracts	44,645
Exchange traded options - value of open short option contracts	(33,693)
Total amount in segregation	38,736,500
EXCESS FUNDS IN SEGREGATION	$ 1,962,325

NOTE: There are no material reconciling items between the amounts presented above and the amounts reported by the Company in its unaudited FOCUS Report as of December 31, 2001.

INTERACTIVE BROKERS LLC

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT DECEMBER 31, 2001

Cash in banks	$ 8,689,076
Amounts held by members of foreign boards of trade:	
Cash	2,813,126
Total funds in separate accounts	11,502,202
Amounts required to be set aside in separate accounts	9,469,982
Excess funds in separate accounts	$ 2,032,220

NOTE: There are no material reconciling items between the amounts presented above and the amounts reported by the Company in its unaudited FOCUS Report as of December 31, 2001.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 25, 2002

Interactive Brokers LLC
Two Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Interactive Brokers LLC (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions' objectives. However, we noted that during the year ended December 31, 2001, the Company's control activities relating to the reconciliation of suspense accounts and the ultimate resolution of suspense items did not meet the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). This resulted in a material inadequacy and the Company is contesting a deficiency of $4,674,638 in its Reserve Formula Computation at September 30, 2001, which was noted by the New York Stock Exchange Inc.'s examiners. The Company has taken corrective action by implementing control activities to address the reconciliation of suspense accounts and the resolution of suspense items.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

INTERACTIVE BROKERS LLC
(SEC I.D. No. 8-47257)

STATEMENT OF FINANCIAL CONDITION AND
SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
and Regulation 1.10(g) under
the Commodity Exchange Act
as a PUBLIC DOCUMENT